Corporate Office 2630 South Harbor Blvd. Santa Ana, CA 92704

Tele: 714 241-0303 www.ttmtech.com
June 21, 2010
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
United States Securities and Exchange Commission
Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Matthew Crispino

Re:	TTM Technologies, Inc.
Registration Statement on Form S-3
File No. 333-165514
Dear Mr. Crispino:
     TTM Technologies, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-165514) filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2010, as amended on April 27, 2010, together with all exhibits thereto (the “Registration Statement”).
     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby confirms that no securities were sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the SEC. The Company makes this application on the grounds that there is no longer a present intention to offer or sell securities under the Registration Statement.
     The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company’s account for future use.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (714) 327-3072 or Brian H. Blaney of Greenberg Traurig, LLP, the Company’s counsel, at (602) 445-8322.

Sincerely,
/s/ Steven W. Richards
Steven W. Richards
Executive Vice President and Chief Financial Officer